Exhibit 99.50
PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS OCTOBER 2013 DIVIDEND AND SUSPENSION OF PREMIUM COMPONENT OF ITS DRIP

October 15, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) confirms that the cash dividend to be paid on November 15, 2013, in respect of October 2013 production, for shareholders of record on October 31, 2013, will be $0.23 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes.

Further to the Company’s announcement on August 8, 2013, Crescent Point is suspending the premium component of its dividend reinvestment plan (“DRIP”) effective immediately. Beginning with the October dividend, payable on November 15, 2013, shareholders previously enrolled in the premium component of the DRIP will receive the regular cash dividend amount of $0.23 per share without the 2 percent premium. Shareholders that were enrolled in the premium component of the DRIP when the plan is suspended will remain enrolled at reinstatement and will automatically resume participation in the premium component if, and when, such component is reinstated.

The dividend reinvestment portion of the plan will remain in effect. The discount to the average market price, which is used to determine the additional shares to be issued, will continue to be 5 percent.

Crescent Point will continue to proactively manage its DRIP participation levels to optimize its balance sheet and financial flexibility relative to short- and long-term acquisition opportunities and its high rate-of-return drilling inventory.

Crescent Point Energy Corp. is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6